K2 Design & Strategy, Inc.

K2 Design & Strategy, Inc.

9654 West 131st Street, Suite 202

Palos Park, IL 60464

(224) 212-0987

August 5, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:	K2 Design & Strategy, Inc.
Application for Withdrawal of Registration Statement on Form S-1
(File No. 333-194997)

Ladies and Gentlemen:

On behalf of K2 Design & Strategy, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-194997), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 2, 2014, and most recently amended on September 12, 2014 (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

If you have any questions regarding this request for withdrawal, please contact:

George C. Pell, CEO

K2 Design & Strategy, Inc.

Direct: 1 (224) 212-0987

George.Pell@K2-DS.com

Very truly yours, George C. Pell

cc: Ji Shin, Attorney-Adviser

9654 West 131st Street #202 – Palos Park, IL. 60464